Jorden Burt LLP
Suite 400 East
1025 Thomas Jefferson Street, N.W.
Washington, D.C. 20007
                                  Joan E. Boros
                                 (202) 965-8150
                                JEB@Jordenusa.com
Filed Via EDGAR
                                                                  March 10, 2008

Mr. Harry Eisenstein
Branch Chief
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     RE: Tables of hypothetical results for model portfolios constructed by back testing the various respective quantitative strategies used by each of the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P Total Yield Fund and JNL/S&P 4 Fund (collectively, the "Fund(s)") contained in the prospectus for JNL Series Trust, (the "Trust") (File Nos: 33-87244 and 811-8894).


Dear Mr. Eisenstein:

This letter is in response to questions and comments received from you and Ellen Sazzman, also on the staff of the Office of Insurance Products, by Richard Choi and myself at Jorden Burt LLP, during a telephone discussion on March 3, 2008 ("March 3rd Call") that was a follow-up to the initial call on February 14, 2008 ("February 14th Call"). The Funds have requested that Mr. Choi and I respond to your comments and questions. This letter, however, does not address any related disclosure comments received during either call, but the Funds will update the disclosure as requested during the calls. Please note that any terms not defined herein have the meaning defined in the prospectus for the Funds that is currently under review.

As requested, we are providing responses to four outstanding questions:

1. Buy and Hold versus Rebalancing: Please provide a response to the inquiry as to whether the investment of cash flows by the Funds between Stock Selection Dates reflects and is consistent with the "buy and hold" strategy underlying the hypothetical results.

2. Corporate Actions: Spin-Offs: How do the hypothetical results and the Funds handle "spin-offs?"

3. Corporate Actions: Dividends: How do the hypothetical results and the Funds handle "dividends?"

4.   Securities Related Company Holdings:  5% Limit: Do the hypothetical results
     reflect  any  comparable   limitation  on  holdings,  as  required  by  the
     Investment Company Act of 1940 with regard to the Funds?

1.   BUY AND HOLD vs. REBALANCING

You requested a narrative response, as well as examples, regarding whether the various Funds follow a "buy and hold" strategy throughout the year or whether there is rebalancing as a result of the investment of cash flows.

As you are aware, each Fund invests in the stocks of a subset of companies included in the index or indexes used in the Fund's principal investment strategy (ies). The companies are selected only once annually on each Stock Selection Date (generally on or about December 1st of each year). As will be made clearer in the amended prospectus, between Stock Selection Dates, a Fund's sub-adviser makes proportionate trades in the Fund's portfolio investments, based on then current market values, to reflect cash flows resulting from purchases and sales of Fund shares. Employing current market values is consistent with and required by the Fund's stated strategy and investment techniques. The investment of cash flows at current market values keeps the portfolio proportionally consistent with a "buy and hold" strategy and the assumptions of the hypothetical returns.

Thus, the hypothetical returns and the Funds both follow a "buy and hold" strategy, i.e., stocks are selected once annually on each Stock Selection Date (generally on or about December 1st of each year). No rebalancing occurs between Stock Selection Dates.

The following examples assuming a two stock Fund demonstrate how investments based on current market values keeps the portfolio consistent with a "buy and hold" strategy and the assumptions of the hypothetical returns.


EXAMPLE 1: BUY AND HOLD

Assume a Fund with $40 allocates equal amounts to acquire the common stock of Company A ("Stock A") @ $10/share and Company B ("Stock B") @ $20/share on the first December 1 Stock Selection Date so that at close:

     Stock A (2 shares) represents 1/2 of the Fund's assets ($20 out of $40) Stock B (1 share) represents 1/2 of the Fund's assets ($20 out of $40)


Assume at close on April 1, Stock A has appreciated to $20/share, while Stock B has stayed unchanged at $20/share so that:

     Stock A (2 shares) now represents 66 2/3 of the Fund's assets ($20 x 2 = $40 out of $60)
     Stock B (1 share) now represents 33 1/3 of the Fund's assets ($20 x 1 = $20 out of $60)

Note that the results of the hypothetical returns and the Fund would be the same to this point.

Now assume that on April 1, the Fund receives $60 cash from new investors. To "neutralize" the effect of this cash flow on the Fund's strategy, the Fund would proportionately allocate $40.00 to purchase two shares of Stock A, and $20.00 to purchase one share of Stock B, with the result that:

     Stock A (4 shares) still represents 66 2/3 of the Fund's assets ($80 out of $120)
     Stock B (2 shares) still represents 33 1/3 of the Fund's assets ($40 out of $120)


EXAMPLE 2: REBALANCING

Same as Example 1 except that instead of proportionately allocating using current market values, assume that the $60 cash received from new investors on April 1 is allocated according to the original equally weighted allocation on December 1 ($30 to each of Stocks A and B). As a result:

     Stock A would then represent 58.33% of the Fund's assets ($70 out of $120) Stock B would then represent 41.67% of the Fund's assets ($50 out of $120)

Rebalancing on April 1 using the original allocations of December 1 would cause the Fund's strategy to depart from the hypothetical returns' strategy. (Note that rebalancing according to initial number of shares would have the same result as Example 1, but that is a matter of coincidence. If one were to rebalance in that manner in Example 4, a similar departure from the hypothetical returns' strategy would result.)


EXAMPLE 3: BUY AND HOLD

Assume at close on April 1, Stock A appreciates to $45/share and Stock B depreciates to $10/share, so that:

     Stock A would represent 9/10 of the Fund's assets ($90 out of $100). Stock B would represent 1/10 of the Fund's assets ($10 out of $100).

Consistent with a buy and hold strategy, the Fund proportionally allocates $60 from new investors ($54 to Stock A, $6 to Stock B), so that:

     Stock A (3 and a fractional share) represents 9/10 of the Fund's assets ($144 out of $160)
     Stock B (1 and a fractional share) represents 1/10 of the Fund's assets ($16 out of $160)


EXAMPLE 4: REBALANCING

Same as Example 3 except that instead of proportionately allocating using current market values, assume that the $60 cash received from new investors on April 1 is allocated according to the original equally weighted allocation on December 1 ($30 to each of Stocks A and B). As a result:

     Stock A would represent 3/4 of the Fund's assets ($120 out of $160) Stock B would represent 1/4 of the Fund's assets ($40 out of $160)

Rebalancing on April 1 using the original allocations of December 1 would cause the Fund's strategy to depart from the hypothetical returns' strategy. Note also that rebalancing using initial number of shares (2 to 1) would result in a departure from the hypothetical returns' strategy, with Stock A in such case representing slightly more than 4/5 of the Fund's assets ($130 out of $16) and Stock B representing slightly less than 1/5 of the Fund's assets ($30 out of $160).


2. CORPORATE ACTIONS: SPIN-OFFS

     We advised you during the March 3 Call that the Funds had identified a corporate action that had not previously been identified, namely "spin-offs." We further advised you that the Funds had not themselves held the stocks of any entities that had engaged in a spin-off. As result we had no knowledge as to how a Fund might handle investment in the spin-off entity. The alternatives are clearly for the Funds to retain the stock of the spun-off company, as well as retaining the stock of the parent company, or liquidating the spun-off company's stock and reinvesting it in the parent. We are advised that the hypothetical results currently assume liquidation of the spun-off company stock and reinvestment in the parent. Upon inquiry, it was determined that because there have been no spin-offs during the lifetime of the Funds, they will invest in a manner identical to the assumption of the hypothetical results.

3. CORPORATE ACTIONS: DIVIDENDS

     Dividends are assumed to be reinvested in the security generating the dividend for purposes of the hypothetical returns, but are reinvested pro-rata across all holdings based on current market value for the Funds. The former is consistent with the Compustat data for the particular indexes used, whereas the latter ensures that portfolio investments are proportionally weighted across the stocks of the companies selected on and between each Stock Selection Date. No meaningful disparity in reinvestment activity is expected to result given the relative ratio of the size of the dividend and the relative values of the entire stock portfolio versus the relative value of the dividend paying entity.

     In furtherance of demonstrating that there is no meaningful disparity resulting from reinvesting in the security generating the dividend versus reinvesting pro-rata across all holdings based on current market value, SPIAS has done a comparative analysis of the two methods for the JNL/S&P Dividend Income & Growth Fund. JNL/S&P Dividend Income & Growth Fund is the Fund that follows the strategy with the consistently highest number and amount of dividends paid. The comparative information below for the twenty (20) years of the hypothetical results using the hypothetical results' and the Fund's investment assumptions show an average annual difference of 0.00%, a maximum positive difference of 0.18% and a maximum negative difference of -0.18%. The comparative information was generated using Compustat data.

------------------------------------------------------------
INCOME & GROWTH     HYPOTHETICAL     FUND        DIFFERENCE
------------------------------------------------------------
PERIOD 1            32.77%           32.89%           0.12%
PERIOD 2            24.35%           24.42%           0.07%
PERIOD 3            -6.55%           -6.37%           0.18%
PERIOD 4            22.70%           22.60%          -0.10%
PERIOD 5            23.79%           23.79%           0.00%
PERIOD 6            17.30%           17.37%           0.07%
PERIOD 7            6.32%            6.21%           -0.11%
PERIOD 8            27.26%           27.27%           0.01%
PERIOD 9            24.51%           24.48%          -0.03%
PERIOD 10           26.78%           26.81%           0.03%
PERIOD 11           18.93%           18.91%          -0.02%
PERIOD 12           8.16%            8.20%            0.04%
PERIOD 13           5.21%            5.03%           -0.18%
PERIOD 14           16.49%           16.63%           0.14%
PERIOD 15           -7.57%           -7.71%          -0.14%
PERIOD 16           21.42%           21.50%           0.08%
PERIOD 17           18.87%           18.84%          -0.03%
PERIOD 18           8.01%            8.04%            0.03%
PERIOD 19           21.51%           21.54%           0.03%
PERIOD 20           5.37%            5.32%           -0.05%
                    ----------------
20 YEAR AVERAGE     15.245%          15.249%         0.004%
------------------------------------------------------------


NOTES WITH REGARD TO THE TABLE

The dividends were computed based on monthly dividend declarations for all periods.

"Period" column shows the twenty (20) twelve (12) month periods between Stock Selection Dates beginning with November 1988 and ending with November 2007. "Hypothetical" column shows the year's total return using the hypothetical results' investment assumption. "Fund" shows the total return using the Fund's investment assumption. Please note that in the interest of a timely submission the information in this column has not been subjected to the manual verification of each transaction, such as inadvertent treatment of a spin-off as though it were a dividend. We have been advised that in preparing the Fund's total return, the Adviser identified, as the result of an extraordinary deviation from expected results, and corrected for certain substantial spin-offs that were initially treated as "special dividends" by the computer generated results. Thus, the Fund information does not reflect any significant deviations from what would have occurred had the Fund existed and followed its investment practices with regard to the reinvestment of dividends and the investment of spin-off proceeds in the parent rather than pro-rata across all holdings based on current market value as applies to routine dividends.

"Difference" column shows the difference resulting from using the differing assumptions. "20 Year Average" row shows the average annual return for the twenty (20) year period using a geometric linking formula and the resulting difference.

     In view of the de minimis difference, we respectfully assert that the difference in investment assumptions regarding dividends in no way detracts from the Commission staff's stated objective of facilitating investor replication of the results, and in no way impairs the integrity and value of the information as provided.


4. SECURITIES RELATED COMPANY HOLDINGS:

     Upon inquiry following the March 3rd Call, we were advised that the hypothetical results for each Fund are subject to a maximum amount of securities related company holdings that is equal to or less than the 5% limitation imposed on the Funds.

                               -------------------

     Your prompt attention to our responses and meaningful explanations of the Commission staff's concerns are appreciated. Either Richard Choi ((202) 965
8127) or I ((202) 965 8150) will be available at your convenience for further comments or questions.


                                                               Sincerely yours,


                                                               /s/ Joan E. Boros
                                                               Joan E. Boros

Cc:

Richard T. Choi. Esq.
Susan S. Rhee, Esq.